Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF 2013 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 13, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its 2013 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Thursday, June 13, 2013. At the Annual Meeting, the shareholders voted to elect Charles Tauber as DHT’s Class II Director for a term of three years, to increase the number of shares of DHT common stock available under the 2012 Incentive Compensation Plan from 455,000 to 1,075,000 and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of four VLCCs, two Suezmaxes and two Aframaxes. For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com